UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GVC Venture Corp.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

36237L102
(CUSIP Number)

Reif O. Chron, Esq.
700 Central Expressway South, Suite 110
Allen, Texas 75013
214.644.0583
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36237L102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) T. Craig Friesland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,033,419

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,033,419

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,033,419

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, $.01 par value per share of GVC Venture Corp. (the “Issuer”).  The principal executive offices of the Issuer are presently located at 700 Central Expressway South, Suite 110, Allen, Texas 75013.

Item 2.	Identity and Background

	(a)	This Schedule 13D is filed by T. Craig Friesland (the “Reporting Person”).
	(b)	The business address for the Reporting Person is 700 Central Expressway South, Suite 110, Allen, Texas 75013.
	(c)	The Reporting Person is Chief Legal Officer, Secretary and a Director of the Issuer.
	(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
	(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to that certain Agreement and Plan of Merger dated September 17, 2009 (the “Merger Agreement”), by and among the Issuer, GVC Merger Corp., a Texas corporation and wholly owned subsidiary of the Issuer and Halo Group, Inc., a Texas corporation (“Halo Group”), GVC Merger Corp. merged with and into Halo Group, with Halo Group remaining as the surviving corporation and becoming a subsidiary of the Company (the “Merger”).  The Merger was effective as of September 30, 2009, upon the filing of a certificate of merger with the Texas Secretary of State.

The Reporting Person held shares of Halo Group common stock, which were cancelled, and the Reporting Person received shares of the Issuer’s Series Z preferred stock, which, in turn, will be convertible into shares of common stock of the Issuer.

Item 4.	Purpose of Transaction

The shares of the Issuer subject to this Schedule 13D are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, the Reporting Person may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when the Reporting Person deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person is the beneficial owner of an aggregate of 17,033,419 shares of common stock, representing approximately 5.3% of the total issued and outstanding shares of common stock of the Issuer.

(b)	The Reporting Person has sole power to vote 17,033,419 shares of common stock of the Issuer. The Reporting Person has sole power to dispose of 17,033,419 shares of common stock of the Issuer.
(c)
Pursuant to the Merger Agreement by and among the Issuer, GVC Merger Corp. and Halo Group, GVC Merger Corp. merged with and into Halo Group, with Halo Group remaining as the surviving corporation and becoming a subsidiary of the Company.  The Merger was effective as of September 30, 2009, upon the filing of a certificate of merger with the Texas Secretary of State.

The Reporting Person held shares of Halo Group common stock, which were cancelled, and the Reporting Person received shares of the Issuer’s Series Z preferred stock, which, in turn, will be convertible into shares of common stock of the Issuer.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2009
Date
/s/ T. Craig Friesland
Signature
T. Craig Friesland, Chief Legal Officer, Secretary and Director
Name/Title